Norske Skog

02 DEC 30 AM 8:00

Skogn, 2002-12-12

United States Securities and Exchange Commission
Washington DC 20549

USA

02060866

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange, December 12, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Enclosure: Message sent to Oslo Stock Exchange December 12, 2002

dlw 1/8

PRESS RELEASE

Norske Skog announces new organisational structure and changes in Corporate Management

Norske Skog today announced changes in its organisational structure and corporate management.

The new organisational structure and governance model is designed to focus on significantly reducing costs and enhance market position, while maintaining maximum productivity, product quality and continuous focus on health and safety.

"We have successfully accomplished a period of global growth, integration of new units and concentration on core activities. The previous organisational structure supported this development. Our overall strategy has not changed, but in the immediate future our focus will be on consolidation, cost reduction and improvements within our core activities", said President and CEO, Jan Reinås.

The new organisational structure is designed to meet these challenges. Through these changes and the Improvement 2003 program we will strengthen our competitiveness and earn the right to grow further. Later, there will be additional organisational adjustments to adapt to future growth and development of Norske Skog.

Functional areas in corporate management

The new corporate management is divided into functional areas as opposed to geographical regions, as previously. The three functional areas are; Production, Sales & Marketing, Supply & Logistics. The heads of these areas have direct operational responsibility in Europe and are also mandated with capturing synergies through global efficiency and optimization.

One organisational level – the regional administration – will be removed in its current form. There will be a smaller overall administration and a flat organisation with short lines from the top management to sales- and production units, with strengthened focus on these key areas.

There will still be regional management for Australasia (in Sydney) and South America (in Curitiba, Brazil), because of the geographical distance from Europe. The heads of these two regional offices remain part of the corporate management.

Simplification

Work processes throughout the organisation will be simplified, in line with the aims and initiatives of Improvement 2003. There will be fewer staff functions than before at both the corporate and operating unit level.

The new corporate management will announce their direct reports in January 2003. The new organisation will be closely linked to the development in the Improvement 2003 project, and will be effective from February 15, 2003.

Corporate management

President and CEO: Jan Reinås

Strategy: Senior Vice President and Deputy CEO Jan Oksum

Chief Financial Officer: Senior Vice President and CFO Jan Kildal

Corporate Communication: Senior Vice President Hanne Aaberg

Human resources and Organisation: Senior Vice President Rolf Negård

Production: Senior Vice President Claes-Inge Isacson

Sales and marketing: Senior Vice President Jarle Dragvik

Supply and logistics: Senior Vice President Ketil Lyng

Australasia: Executive Vice President David Kirk

South America: Executive Vice President Vidar Lerstad

Oxenøen, December 12, 2002

NORSKE SKOG

Corporate Communication

Contact for financial market:
Vice President Investor Relations, Jarle Langfjæran, tel. + 47 67 59 93 38 or mobile + 47 909 78 434

Media:
Senior Vice President Corporate Communication Hanne Aaberg, te. + 47 67 59 90 29, mobile + 47 913 51 682